Exhibit 99.4

WIPRO TECHNOLOGIES
Q2 EARNINGS CONFERENCE CALL
OCTOBER 15, 2004

Moderator: Good morning ladies and gentlemen. I am Pratibha, the moderator, for this conference. Welcome to the Wipro conference call. For the duration of the presentation, all participants’ lines will be in the listen-only mode. I will be standing by for the question and answer session. I would now like to hand over to the Wipro management. Thank you and over to Wipro.

Lakshminarayana: Thank you Pratibha. Ladies and gentlemen, a very good morning to you in different parts of the world. My name is Lakshminarayana, and I am based in Bangalore, along with Sridhar in Mountain View, and Jatin in Bangalore, we handle the investor interface for Wipro. We thank you for your interest in Wipro. It is a great pleasure to welcome you to Wipro teleconference post results for the quarter ended September 2004. Present in this call is the entire senior management of Wipro including Mr. Azim Premji, Chairman and Managing Director, Mr. Suresh Senapaty, the CFO, Mr. Vivek Paul, Vice Chairman, Mr. Suresh Waswani, President - Wipro Infotech, Mr. Vineet Aggarwal, President – Wipro Consumer Care and Lighting, and Mr. Raman Roy, Chairman - Wipro Spectramind. We will begin this call with brief remarks from Mr. Premji and Mr. Senapaty. After which we will be more than happy to take any questions you might have. The entire conference call will of course be archived and the transcript will be available on our website, www.wipro.com. Before Mr. Premji start his address, let me draw your attention that during this call, we might make certain forward-looking statements within the meaning of Private Security Litigation Reforms Act of 1995. These statements are based on managements current expectations and are associated with uncertainty and risk, which could cause the actually results to differ materially from those expected. These uncertainties and risk factors have been explained in detail in our filings with the SEC of USA. Wipro does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of filing thereof. Ladies and gentlemen, Mr. Azim Premji, Chairman, Wipro Corporation.

Azim Premji: Good morning ladies and gentlemen. Your Board of Directors in the meeting held this morning approved the accounts for the quarter ended September 30, 2004. Our results have been mailed to those registered with us and are also available on our website. Let me share with you some of our thoughts on our performance and prospects. Team Wipro has delivered yet another quarter of solid performance. Robust growth in all our business segments resulted in Wipro posting its highest year-on-year profit growth and profit after tax in the last 12 quarters. Reflecting the momentum we have been witnessing in recent time, revenue in our global IT business was $327 million, a growth of 47% year on year. The growth continued to be broad based across key verticals, service lines, and geographies. Notably, our differentiated services, business process outsourcing, and technology infrastructure services grew sequentially by 20% and 14% respectively. From a profitability perspective, in spite of gross addition of over 8800 people to our team we were able to expand the operating margin for the fifth successive quarter. Our performance over the last 12 quarters is indicative of our willingness to take tough strategic decision and make necessary investments when required, and equally of our resolve and ability to execute the strategy effectively so that they reflect in operating results sooner rather than later. This is the reflection of the belief that business decisions must be run for the long term, and equally important long-term goal should be broken up into a series of short-term milestones. This approach is equally evident in the results of our India, Middle East, and Asia Pacific business. We have invested into new geographies such as Middle East and Australia with a long-term perspective. During the last quarter, the business signed up its first full multi-year multi-million IT services contract with AXA Australia. These successes have convinced us of the efficacy of our approach to achieve our goal of global leadership in IT services industry. Looking ahead, the environment we see is one of strong volume growth and stable prices. We believe that universal acceptance of the global delivery model will open up new avenues and provide exciting opportunities for the Indian IT services companies. This will also bring newer challenges in terms of managing scale and increasing competition for customers as well as talent. You may rest assured that Wipro will be as proactive in seizing the opportunities as we have been in addressing the challenges. I will now request Suresh Senapaty, our CFO, to comment on financial result before we take questions.

Suresh Senapaty: A very good morning to all of you ladies and gentlemen. Mr. Premji shared our view on the business environment, and I will touch upon a few aspects of financial and operational significance. During the quarter, we had sequential revenue growth of 9% in our global IT services business, which comprise of 7.8% revenue growth in the IT services component of that segment, and 20% growth in the IT-enabled services business component of that segment. The 7.8% growth in the services component was driven by a 7.3% growth in the volume of the business combined with a 2.9% increase in our realization rate for work performed onsite at our clients’ offices, partially offset by about half a percent decrease in our realization rates for work performed offshore. The 20% growth in our IT-enabled services business was primarily due to growth in volume of business, partially offset by a sequential decline in price realization. On the Forex front, our realized rate for the quarter was Rs.45.93 versus rate of Rs.44.83 realized for the quarter ended June 2004. During the quarter, we had the benefit of certain hedges that we had contracted at higher rates. As of September 30, 2004, after allocation for foreign currency assets on balance sheet, we have outstanding hedges of about $860 million deliverable over the next five to six quarters. For the quarter ended September 30, 2004, net income computed in accordance with US GAAP is 93% of the profit after tax as per the Indian GAAP. The difference is primarily on account of differences in treatment of forex gain and losses, amortization of intangibles, differences in revenue recognition norms, stock compensation, and accounting for dilution arising from exercise of employee stock option in Wipro Spectramind. We had in June 2004 obtained shareholder approval for issue of the restricted stock units to our employees. We believe these units are an innovative tool, not only for employee motivation and retention, but also for better alignment of interests of our key employees with those of our shareholders. The compensation committee of the Board of Directors has awarded about 5.5 million of such units vesting over five years to our employees effective October 1, 2004. These awards cover a substantial portion of the eligible employees in the senior and middle management. We have given compensation increase for teams in part of our business effective September 1, 2004, and some more are being covered during this quarter. The impact of compensation review would be an increase in wage cost in our global IT business by about 15-18% in offshore compensation. We would also have a non-cash charge on our profit arising from grant of restricted stock unit. These incremental charges coupled with lower number of billable days in the quarter ended December and impact of our hedge position would lead to some contraction in operating margins for the next quarter. We will endeavor to contain the contraction through improved productivity over the next couple of quarters. We will be glad to take questions from here.

Moderator: Thank you very much sir. We will now begin the Q&A interactive session. Participants who wish to ask questions, please press *1 on your touchtone enabled telephone keypad. On pressing *1, participants will get a chance to present their questions on a first-in-line basis. To ask a question, please press *1 now. First in line, we have Mr. Amit Khurana from IL&FS.

Amit Khurana: Yeah, hi, thank you. Vivek, you know, the industry seems to be doing pretty well, overall all the vendors are reporting very strong numbers, volume seems to be picking up, and now pricing also seems to be going in the favor. I was just wondering if you could give us some color in terms of whether you are comfortable competing with the non-Indian vendors in a pricing environment, which is favorable, or do you see rising pricing bargaining capacity could also give a comfort to these non-Indian vendors expanding in India locations, and how have broadly the competitive variables changed with them in particular.

Vivek Paul: Let me just answer just briefly upfront and then I will ask Sudip Banerjee of enterprise systems to comment on this as well. I think that if you look at competing against other international vendors, we clearly have demonstrated that ability and you know, despite them coming in many times at lower prices, we have talked about the Shell win last quarter, I think this quarter we talked about our TUI win, where really the competition was all non-Indian companies. So, I think that what we are seeing that we certainly have a continuing ability to be able to compete, even though from time to time these international competitors are in fact offering lower prices than we would offer for offshore services, but in some sense that is only to fill the credibility gap they have in terms of not having the established processes and predictability that a Wipro might have. I will ask Sudip to also comment on that.

Sudip Banerjee: I would like to talk about two separate things; one is the pricing environment that we see from the international competitors now. I think about three or four quarters ago, we were seeing a trend where the pricing was somewhat erratic in the sense that in some areas where we were fighting them, we found their rates to be lower than us and in some others they were higher. I think that has stabilized to some extent now. The second area is the way that we meet them in the market place. I think one of the things which is happening now is that in every large deal, we are competing against two or three large international vendors. So, right now, the game is that every single large order that we contest, we are with not just two or three Indian peers, but also two or three of our major international competitors. So it is like, become a homogenous market for us, and this group competes for all the large deals.

Amit Khurana: Okay, just one final question was related to the new stock option plan that we had come out with. If you could give us a sense of whether it is consistently over the five-year period or will there be laddering process on that?

Suresh Senapaty: This will be over a five-year period with an equal component of vesting over every year.

Amit Khurana: And, Mr. Senapaty, if you could just you know confirm the overall charge that we will take because of this will be about Rs.3.4 billion over five years. Is that a correct interpretation?

Suresh Senapaty: Yeah, I mean this on October 1, about 5.5 million RSUs. So, you can take that price and that will be the non-cash charge.

Amit Khurana: Okay, fine, thank you.

Moderator: Thank you very much sir. Our next question comes from Mr. Mahesh Vaze of Brics Securities.

Mahesh Vaze: Hi, congratulations on good numbers. If one looks at the profile of your growth, the top five clients in IT services are almost flat sequentially, and top 10 have grown by just 1.6%. I was wondering if there has been some problem in one of the client, which is why the growth is lopsided because ex top 10 the growth has been quite good at 15%.

Sudip Banerjee: Yeah, Sudip here again. With our No. 1 client we have had another restructuring of their business where a part of their business has been sold off. So, that has had an impact in terms of sequential growth with that client. With another large automotive manufacturer where we have been doing a business over the last two to three quarters, we found major ramp down in projects, which have been clearly cyclical. We expect the next quarter and the following quarter to have a different pattern in some of these organizations because restructuring and the closure of projects would be over, and the new business that is coming in from other parts of those organization will start to kick in.

Suresh Senapaty: Just to supplement, I think, whenever we have experienced some restructuring in the top customers, it has in the short term affected it, but we have always bounced back over a few quarters, and another good feature is that about 31% of the customer base that we have has shown a double-digit sequential growth in this particular quarter.

Vivek Paul: and maybe one of other account, GM, which also had a negative growth on quarter on quarter basis. I think a part of it is the restructuring that they are doing as they are getting ready for moving into the next phase of outsourcing.

Suresh Senapaty: And, let me tell you and explain little more on issues that we talked about in the previous question. The answer is, it will be a non-cash charge effective October 1, 2004, over a 20-quarter period, because the five year is starting from October 1, 2004, into the next five years.

Mahesh Vaze: Presently, your onsite growth is just 1% sequentially, it is a bit unusual the offshore and onsite growth being so different. I just wanted to understand what is behind it. And, usually, whenever there is a price increase, you give some idea whether it is a man-to-man increase or is restructuring in services? So, what has happened this time around on the onsite price?

Vivek Paul: Yeah, I think that in terms of head to head increase perhaps, you know, the business where we have had the most success is the telecom business, and I will ask Dr. Rao to talk about that, but barring that most of our price increase has been around the changing mix as we have grown some of our specialty services faster, and as a result have been able to get higher pricing, also as new customers have come in, they do you have in fact, you know, come in at a higher price than average. Maybe Dr. Rao you can talk about the head to head price discussion on the telecom side.

Dr. Rao: Yes, in terms of pricing for telecom clients, we hope to maintain similar price line, and majority of our business is more on an annual contract basis. So, it is more like an annual rate, and either we see a marginal increase or we hope to keep the prices same. We have also had a good quarter in terms of the shift from onsite to offshore because majority of our engagements in the R&D services start with onsite product transfer or knowledge transfer phase. We had a couple of large engagements, where these phases have been over resulting in a shift from onsite to offshore.

Mahesh Vaze: Vivek, if you could comment on the low onsite sequential growth overall.

Vivek Paul: That’s right. So, I think, if you look at that, basically it has been two things, one is just a part of our thrust, which is that we have tried to grow more business offshore and that is why our offshore ratio improved by 2 points this quarter, and the second is as Dr. Rao pointed out, there are many projects that we were working on that we knew were going to be coming back offshore, and that’s precisely what has happened. So, I would say it is just, that shift is, one, both in the direction we were driving as well as just part of the flow of business.

Mahesh Vaze: Thanks a lot and all the best.

Vivek Paul: Thank you.

Moderator: Thank you very much sir. Coming up next is a question from Mr. Parag of JM Morgan Stanley.

Anantha: Hi, good morning. This is Anantha from JM Morgan Stanley. Senapaty, could you just elaborate a bit more on the stock grant policy. Is this sort of going to be a recurring thing, and if so, do you have any target in terms of either as a percentage of outstanding equity or percentage of earnings that year.

Suresh Senapaty: Well it is not possible for me to give any elaboration on that except to say that it is 5.5 million RSUs granted on October 1, 2004, to some of the middle and senior managerial levels in terms of reward as well as retentivity tool that we have used because there was quite a few period where no options were being granted, and we have found that this is the most appropriate tool in terms of the hit to the P&L account versus the perceived value from an employee’s perspective.

Anantha: And just finally, how would this be treated in the P&L in subsequent quarters? Will you be showing it as part of your operating costs, or will it be below the operating...?

Suresh Senapaty: This is a non-cash charge, which we will do. I mean, typically, from your own model perspective, like you deal with a stock option, you could deal in that way because it will be typically that except that it is, the instrument is little different, and little more effective and more innovative.

Anantha: Sorry, sort of labored a bit on this, but wouldn’t it be fair to actually treat this as a cost of revenue or a cost of sales item given that in a way it is almost like an alternate for compensation increases.

Suresh Senapaty: Truly, even if tomorrow, when the expensing of stock option come in, that also come into the line of COGS as well as line of SG&A. So it will have a similar treatment in the financial accounts. We can articulate separately to what is that impact as and when a quarter lapses there embedded in that, but it will exactly be accounted as the stock option being accounted for in the books.

Anantha: Sure, thanks a lot.

Suresh Senapaty: Thank you.

Moderator: Thank you very much sir. Our next question comes from Mr. Bhuvnesh Singh of CSFB.

Bhuvnesh Singh: Hi sir. Congratulations on very good results. I was focusing on SG&A line of your global IT services, it went up last quarter, again came down this quarter. How do we expect this number to move going forward and what are the reasons of this volatility?

Bala Krishnan: This quarter, the SG&A line came down primarily because of reduction in our provision for doubtful debt, and going forward we expect the percentage to be maintained at the current level.

Bhuvnesh Singh: Okay, thanks.

Moderator: Thank you very much sir. Next in line we have Ms. Mitali Ghosh from DSP Merrill Lynch.

Mitali Ghosh: Hi! Congratulations on a good quarter. My question was on the fact that on the BPO side we have seen very good ramp up this quarter. I just wanted to understand the trends that you are seeing the BPO going forward and also in context of the fact that with the upcoming US elections, do you see any possible slowdown in volume?

Raman Roy: Hi Mitali, this is Raman here. We saw good traction with existing customers and new customers, and going forward we feel that trend will continue. As we have said in the earlier calls, there was a little bit of apprehension on the side of the customers, particularly the larger ones, given the visibility that they were getting for offshoring their work, and there was a little bit of feeling to wait and watch. We are seeing a positive movement from our perspective on that with the timeframe just a few days away. We are seeing customers looking to reevaluate the offshoring and again we are seeing traction on that.

Mitali Ghosh: Right, and also on the attrition front, I notice that that has sort of remained constant at fairly high levels, so if you could talk a bit about you know how you feel that is going to move going ahead?

Raman Roy: On the attrition, if you look at the break up of attrition Mitali, on that, post training attrition went down 200 basis points from 14% to 12%, that is the attrition that impacts the revenue immediately. Those are the people in production who are revenue generating. So we are seeing a movement in that. We are concerned by the fact that it has got compensated by a 2% increase in our pre-training, and we are looking at our hiring aspect to see what we can do to hire the right resources so that they can be trained to become international fulfillment resources.

Mitali Ghosh: Right.

Raman Roy: Overall it is at 20%, but there is an internal movement that works positively on the business side and on the margin side.

Mitali Ghosh: Right, and just one last question, on the salary hike you mentioned the offshore hike that you plan next quarter, is there also going to be an onsite salary hike?

Bala Krishnan: Yeah it is there, it is effective this quarter and the percentage will be the very marginal.

Mitali Ghosh: All right, thanks a lot.

Moderator: Thank you very much madam. We have the next question from Mr. Shekhar Singh of ICICI Securities.

Shekhar Singh: Hello. Congratulations sir on a very good set of numbers. Just wanted to understand like you mentioned about the GM, GM basically making up their mind in terms of their future outsourcing plans, just wanted to know like how does Wipro fit in and what can be sort of future with GM as far as Wipro is concerned.

Sudip Banerjee: Well, what we can only tell you is that we are one of the several strategic suppliers that they have in their list, and we are perhaps the only Asian supplier based out of Asia in that list. So we have a good shot at what they are planning to do in 2006 when their entire bid comes up for re-negotiation. They currently have a large contract with EDS as you perhaps know, and that gets rebid in 2006. So we are well positioned along with many others to participate in that bid.

Vivek Paul: But not all the strategic vendors are services vendors. Major products, and fewer number of services.

Shekhar Singh: Okay. Secondly, I just wanted to know like what is the visa situation with Wipro, and was there any sharp increase in visa related costs during the quarter?

Vivek Paul: I will ask Laxman Badiga who runs our staffing and training operations to talk to you about that.

Laxman Badiga: On the visa front I can say that we have been planning fairly well knowing that there are some restrictions. Currently, we have 3000+ visa ready people offshore, and another 1000 which have been already, applications which is put in the pipeline. So overall we feel that should really handle us well for the year, and we are also hoping post election some change can happen with whatever current news we see from both the industry from US as well as India. Of course, we need to see whether we can get some increases in the visa levels.

Shekhar Singh: Okay. Like basically for some of the large companies what we have noticed is that in the September ending quarter there has been a sharp increase in offshore revenues, is it in anyway linked to the visa problem or anything?

Suresh Senapaty: Not as yet. So far, the situation has been fairy comfortable. In the short to medium term, we do not see any kind of discomfort except to say that as and when restrictions go out, more that becomes an additional trigger to move more and more business like you are anticipating, but so far it has been fairly comfortable.

Shekhar Singh: Okay. And lastly, one housekeeping question, I was just looking at the products business, products revenue under IT services, under US GAAP accounts it shows Q2 product revenues at around Rs79 million and the same number is Rs.79 million for the first half, but if I remember correctly like first quarter you had some product revenues. So why is this discrepancy?

Suresh Senapaty: Second quarter it has not been much.

Shekhar Singh: No actually it shows second quarter as 79 million and for the first half year also as 79 million.

Suresh Senapaty: Yeah we will get back to you?

Shekhar Singh: Okay sure.

Lakshminarayana: Shekhar I will get back to you, Lan here.

Shekhar Singh: Okay, thanks a lot.

Moderator: Thank you very much sir. Our next question comes from Ms. Priya Rohira of Refco Sify.

Priya: Good afternoon sir and congratulations on good set of numbers. My first question relates to the manufacturing domain. We have seen good traction of 17.4% sequential growth this quarter. Is it largely to do with completion of certain projects or do you see trend being maintained in the coming quarter too?

Sudip Banerjee: Well it is a combination of both. I think what we have been able to do is to get a large number of new wins in that segment, and also many of our customers have ramped up both in North America as well as in Europe, and we have got some new wins as well. So I think it is a combination of several factors. We have also had a strong contribution from the package implementation side in that revenue growth.

Priya: Okay. And also if you could highlight on the business traction in the telecom infrastructure services segment in terms of the client profile or the ramp ups which you are expecting in the coming quarters?

Suresh Senapaty: Could you just repeat the question please?

Priya: Also if you could highlight on the business traction in the technology infrastructure services with respect to the client profile and the ramp up which you are expecting in the coming quarters?

Suresh Vaswani: See the technology infrastructure services practice of ours is a very major growth driver for us in the Wipro Technology. You know we have had consistent wins on this front over the last couple of quarters. I think Vivek earlier spoke about TUI win, which is a very major infrastructure services win for us, which covers desktop services, server management, and a range of infrastructure related services. We have also won in this quarter from one of the very large European customers, very major managed infrastructure services contract which is all about remote infrastructure management. So basically, technology infrastructure services is growing rapidly, it has got a 14% sequential growth, 56% year-on-year growth, 118 customers that we have in the segment, and 8 new customers acquired this quarter. So it will continue to be a very major growth driver for us in Wipro Technology.

Priya: Okay thank you very much and wish you all the best.

Suresh Senapaty: And just to clarify the earlier point that Shekhar talked about, I have to confirm that in Q2 is that amount, and cumulative is that amount, Q1 was zero.

Moderator: Thank you very much madam. Out next question comes from Mr. Ashish Aggarwal of IL&FS InvestSmart.

Ashish Aggarwal: Yeah, my question is related to Spectramind. The new clients which have been added, are these long-term clients or.., do you perceive them as a long-term clients?

Raman Roy: Yeah Ashish, I guess your question is in reference to Wipro Spectramind?

Ashish Aggarwal: Yeah.

Raman Roy: Okay, because Spectramind got sold 2-1/2 years ago.

Ashish Aggarwal: Yeah.

Raman Roy: Yeah, the contracts we have for the new customers, they are all long-term contracts, and we see that as a long-term business.

Ashish Aggarwal: Okay. And question regarding manpower addition, combined you have added on 5500 people, are these most of them freshers, fresh out from engineering colleges or could you give some profile of these additions?

Lakshminarayana: Just a minute, Laxman Badiga is answering this question.

Bala Krishnan: This is Balki here. In IT services we added 4200 people, that is the gross add, of which 59% are from campus.

Ashish Aggarwal: Okay, so you don’t see this trend to continue in next two or three quarters?

Lakshminarayana: Could you repeat that please?

Ashish Aggarwal: You don’t see this trend to continue in the next two or three quarters, you will add lower number of people, manpower addition would be somewhat lower.

Lakshminarayana: See we don’t give any guidance on that Ashish, but broadly the thing is that we hire based on our business outlook and revenue outlook and our hiring engine is robust enough to ensure that we have the resources required to meet our growth plans.

Ashish Aggarwal: Yeah, thanks.

Moderator: Thank you very much sir. We have the next question from Mr. Surendra Goel of SSKI Securities.

Surendra Goel: Yeah good afternoon everyone. We have seen the leading Indian IT services player report strong growth and some kind of acceleration in growth rates over the last few quarters. In your opinion what has really changed resulting in this, and secondly, are we seeing a significant move from total outsourcing kind of work to what you call best of breed outsourcing or global modular sourcing?

Vivek Paul: May be I will ask Raman to talk about BPO and then we will cover the IT....

Raman Roy: See, is there a desire on total outsourcing on the BPO side of the business? Yes, there is a desire for that. The model for that is yet to develop, and people are grappling with what the model is, I mean is it a standard build-operate-transfer, is it build-operate-own-transfer, which way will the transfers happens, what kind of model on the reverse side the vendor is willing to takeover. So we are not seeing any huge movement on that side on the BPO side. In terms of the growth rates, yeah, the market is huge and the business is there to be taken and there is bullishness on what can be done from a remote location, including India.

Surendra Goel: Okay.

Sudip Banerjee: Well on the IT side you know there is a move to look at best of breed, you know there was a time when there were really two camps, one which talked about total outsourcing and the other about offshore. I think those distinctions are getting blurred.

Surendra Goel: Okay.

Moderator: Thank you very much sir. Next in line we have Mr. Ajay Sharma from Citi Group, Singapore.

Ajay Sharma: Yeah hi! Congratulations on a good set of numbers. Just on that salary front, Mr. Senapaty, how much will be the margin impact from the salary increase in this quarter?

Senapaty: You mean the current quarter?

Ajay Sharma: Yes.

Suresh Senapaty: We have not specifically, so far as last quarter is concerned, it had about 0.3 on a net basis because we had a compensation impact and some amount of bulk correction, and net-net we had a 0.3 adverse in the last quarter. The current quarter, all we are saying is that but for the forex impact and a non-cash charge, the compensation impact which will be there based on what was given on 1st of September and what will be given in the current quarter, wee think we will be able to pull the various other livers in terms of the volume growth aspects, as well as the utilization area or bettering on the mix of the business that we have onsite offshore and also getting more and more value added services mix, try to mitigate most of that impact.

Ajay Sharma: So, the only margin impact will be from FX and the non-cash charge?

Suresh Senapaty: That will be our endeavor.

Ajay Sharma: Right. And how much will be the forex loss coming through in the second half?

Suresh Senapaty: I knew that question would come. Ajay, we have not specifically talked about quarter to quarter, but you know we have a number on the OCI, we sort of, it will be a function of actual rates that are there, and like I said the forex cover that we have about $860 million outside of whatever has been assigned to the balance sheet dollar exposures, foreign currency exposures over a five to six quarters.

Ajay Sharma: But is it more skewed towards the later part of the six quarters or.....

Suresh Senapaty: Well, you talk about 5-6 quarters, there are different behaviors, it is difficult to articulate quarter wise.

Ajay Sharma: Okay, and lastly on RSUs. Now, when you used to give options, you used to give it at market price, I was wondering why did you decide to give RSUs at a nominal price or just a bit.... why not at market price?

Suresh Senapaty: Right. If you look at the accounting policy that is emerging in terms of expense accounting, the amount of money you will have to take as a hit as a non-cash charge on the expensing at market price is not perhaps, does not match with the perceived value by the employees when the options are given. So we thought this is the most appropriate methodology whereby the perceived value is equal to the kind of non-cash charge that you can take into books. So it should be treated at par with the normal expense accounting and we would treat it as a non-cash charge effective 1st October.

Ajay Sharma: Sorry, my question was why not give it at market price, so that you don’t have to take any charge...... shareholders as well.

Suresh Senapaty: Yeah, Ajay, by giving it at a market price and you doing Black&Schole’s valuation, the amount of expense hit you have to take into the P&L account is not in commensurate with the perceived value by the employees if you were to do an employee survey. So based on that the way the accounting is emerging, the way the employees are preserving this, we thought this is the most appropriate one.

Ajay Sharma: Right, but if you give stock at market price, I guess there should be no charge right, because there is no option over there?

Suresh Senapaty: But, you know, that many companies have already started expensing that. There is an accounting..... even stock at market price also has to go through Black&Schole’s valuation basis, and there has to be a hit taken to the P&L account based on the emerging account which is yet to be effective. And many companies in the US have already started adopting it.

Ajay Sharma: Okay, Thanks.

Moderator: Thank you very much sir. Next in line we have Mr. Pramod Gupta from HSBC.

Pramod Gupta: Congratulations on good set of numbers. Couple of small things, this quarter we have seen your SG&A in the US GAAP has come down to 9.9%, it is almost a single digit and probably the lowest in the industry. What is the outlook going forward and what do you see, make out of it?

Bala Krishnan: It should hover around the same percentage.

Pramod Gupta: Pardon. It should hover around the same percentage?

Bala Krishnan: Yeah, may be with marginal improvement either plus or minus.

Pramod Gupta: Okay, and the other thing which I was wanting to know is the company contemplating going in IT services or diversifying in IT services in some other offshore locations like may be Eastern Europe or Philippines or something?

Vivek Paul: I think I can talk on, we have already started an operation in China. As we mentioned earlier, for us, China is not headline grabbing, it is not strategy, it is a tactic. We are using it to support both our North Asian customers, for example, out of Japan as well as using it to serve global roll outs that we might have of implementations for our customers. So we have already got that establish, that office is up now, and we are looking at other locations as well for our BPO business.

Pramod Gupta: Thanks a lot and all the best.

Moderator: Thank you very much sir. We have our next question from Mr. Manoj Singla of JP Morgan.

Manoj: Hi, good afternoon and congratulations once again on an excellent quarter. My first question relates to the pricing side. We have seen a good jump in pricing over the last few quarter. Just in terms of going forward, have we had any re-negotiations with customers, how have they gone, and have there been any pricing upticks, and secondly in terms of new contrasts, where are they coming relatively to current averages?

Vivek Paul: Rich Garnick can answer the question.

Rich: I have a little trouble hearing it, could you repeat that please.

Manoj: Hello.

Rich: Can you repeat that please, I have a little trouble hearing it.

Manoj: Yeah sure. I was just saying in terms of pricing trends, what is the pricing from new customer relative to current averages, and secondly in terms of re-negotiations with existing clients, have we got any upward revisions in the last quarter?

Rich: As we stated earlier that we see some stable pricing for our existing customers. We also believe that new customer win that are pursuing, increased price opportunities as we can see a little strength in the market place, and to ameliorate our cost pressures that we have been very clear with, and we expect to do this, mitigate and continue to build, strengthen our ongoing efforts of profit growth.

Raman Roy: If I may add, this is Raman. On the BPO side, we continue to see some of the players using price as a differentiator, some of the larger players offering price that at least in our opinion is not commercially viable and therefore a little bit of Yo-Yo on the price on the BPO side continues.

Manoj: My second question actually relates to the consulting side of the business, we acquired AMS, the energy practice of AMS and Nervewire last year, how have both been progressing because the consulting revenue still seem to be quite low?

Sudip Banerjee: As we had said earlier, the purpose of that acquisition was really to build a certain cadre of professionals in both the energy and utility side of the business as well as also on the financial services side of business, which would give us entry into different profile of customers, and last quarter I think one of the wins that we had, which we shared was largely because of the type of people we could put forward in front of the clients which clearly came from the AMS consulting side of the business. So consulting revenue has to been seen in two context, one is what is the actual revenue that we are getting each quarter, which has been flattish, and this quarter we also had the large holiday impact, because July and August are the times when all our onsite consultants usually take their vacation, but also the other thing which we have to remember is the contribution that these people are making to the new wins that we are getting in both the financial services business as well as the energy and utility business.

Girish: Hi this is Girish Paranjpe. In financial services, we have seen contribution from the consulting team in not only winning new clients but also kind of extending our reach into an existing client and strengthening the franchise that Wipro has. So all in all, I would echo what Sudip said that you have to see it not only in the context of revenue alone which comes from the consulting line, but what does it do to enhance overall size of business from a client as also extend the franchise that we have.

Manoj: Just one very last housekeeping questions, in terms of campus hiring, how many offers do we have outstanding for the remaining part of the year and what are we planning for next year?

Vivek Paul: We don’t disclose that information on an ongoing basis or both,on look forward basis.

Manoj: Sure.

Moderator: Thank you very much sir. Our next question comes from Mr. Supratim Basu of Deutsch Bank.

Supratim Basu: Hi, thanks. I am sorry, I joined the call a little late, so apologize if this question has already been asked? This 5.5 million shares of restricted stock that you are issuing, has all of that already been issued or is it going to be issued over that 5 year period?

Suresh Senapaty: Yeah, it is an issue granted as of October 1, 2004, and it is vesting over a 5 year period commencing from October 1, 2004, and they will have yearly vesting pattern.

Supratim Basu: Okay. What is the logic or the thought process behind issuing free shares to employees and taking the entire hit through the P&L, I mean, will that have an effect on the total, I mean, are you really restructuring the employee pay package into a cash plus stock type of our pay package.

Suresh Senapaty: Actually if you look at the kind of practices, global practices on the expensive accounting, stock option expensing and also the emerging standard that is coming up, more and more, and also the thoughts of investors, more and more, there is a charge on the P&L though it is a non-charge cash vis-a-vis expensing of stock option. We found that expensing stock option at a market price, the expensing that you want us to do, that is not in commensurate with the perceived value by the employee. So we thought the kind of, if you give a stock, grant of this nature, the restricted stock unit of this major, the expensing that gets done versus the perceived value there is a perfect match. So, I would say this has to be treated at par with an expensing of a stock option, which majority of US companies have already started doing it, and if you were to adopt, that this is comparable on that basis and perhaps commensurate with the perceived value.

Supratim Basu: Mr. Senapaty, I would kind of disagree with that because when you are expensing out options, what you are doing is you basically taking the cost of the options and expensing it out. Here what you are doing is you are taking a much bigger hit because you are taking the entire base cost of the stock through your P&L, so if you are going to do that from a shareholder perspective, employees are basically getting significantly larger deal under this new dispensation compared to what they were getting under stock option, so what I am asking is that will that have an impact on the cash part of their pay package?

Suresh Senapaty: You know, typically, from an Indian IT industry perspective, looking at the volatility etc, etc, if to do a Black&Schole value of a stock option at market price, you will typically take 30 to 40% as an option value of a stock option. So when you do it at a face value, you take, but again you can..., Black&Schole value, a particular option value. Now if you look at the delta that is being charged to the P&L account on a market price basis or on this price and the perceived value, we think this is the most appropriate combination, and the kind of quantity that we have given, dilution is just about 0.7%.

Supratim Basu: No, I am not worried....

Suresh Senapaty: .....when we give a market price based, the quantum of the stock that has to be given will be significantly higher than the quantum of restricted stock units you give.

Supratim Basu: Okay, so what you are saying that on a like-to-like basis, you would have had to issue more options compared to the stock grant that you have given?

Suresh Senapaty: Absolutely.

Supratim Basu: Okay that helps. Thanks for that. One further question on the forex side, which is, you mentioned that you had forex gains during this quarter, I also noticed that your forex hedges have actually come down compared to the previous quarter, can you actually just take me through the whole thing in terms of how much was actually squared off this quarter and what was the gain?

Lakshminarayana: Supratim, we had, we did not have gain this quarter actually, we took a hit, in Indian GAAP of Rs.114 million and in the US GAAP about Rs.56 million is the hit we took on global IT on account of forex. And as you know, yes, the hedge position has come down from close to a billion dollars to.....

Supratim Basu: Okay. This is basically going to be expensed over the next four quarters.

Suresh Senapaty: Five to six quarter.

Supratim Basu: Okay. One final question on the operations side, I noticed that your telecom services provider vertical has done really well this particular quarter though of a smaller base as also embedded systems, could you just take me through what is happening there?

Dr. Rao: Regarding the service provider space, we have had good quarter. I think our growth was basically driven by two things, one, of course, enlarging the current engagement with our customer base, plus we also got a couple of wins in the Europe, particularly in the OSS and business solutions, BSS integration area.

Supratim Basu: Okay.

Ramesh Emani: On the embedded space, we have seen some good traction from the storage consumer and mobile vertical and that is where there is higher growth in the business.

Supratim Basu: So are these new clients coming through or these are existing clients ramping up?

Ramesh Emani: It is both, some of the existing client ramping up and we getting some new clients.

Supratim Basu: Okay one final question on the utility side? That has been very volatile over the last few quarters, the energy and utility sector, any reason for this volatility and should we expect this to continue?

Sudip Banerjee: Yes I think in the energy and utility space, we have fewer clients with large business portfolios, and every time those clients go through reorganizations we have situations of volatility. So that is the reason for last quarter’s volatility. We think that this client profile of ours is slowly changing, and once it changes to the sort of mix that we have in some of the other verticals there would be a change in the, or more predictability in the results from this vertical.

Supratim Basu: Okay, so you are saying that there has been, after your previous large client M&A being, activity being completed, you had an another M&A activity affecting one of your clients this quarter?

Sudip Banerjee: That is right.

Supratim Basu: Okay, I mean, are you naming the client?

Sudip Banerjee: We don’t name any specific clients.

Supratim Basu: Okay. All right, thank you very much and good luck guys.

Lakshminarayana: Yeah. Before I just want to clarify, I think I made a small error, we did have a gain on forex that is because of the larger hit we took in the Q1, so in the Q2, there was, in accounts there was a gain, that’s right. Just wanted to clarify that.

Supratim Basu: Sorry Lan. You are saying that you did have a forex gain in this quarter, right?

Lakshminarayana: Yes.

Supratim Basu: Okay, and the quantum?

Lakshminarayana: I will just pass on to you off line.

Supratim Basu: All right thanks.

Moderator: Thank you very much sir. Next we have Mr. Pratik Gupta from Citi Group Singapore.

Pratik: Hi, congratulations on an excellent quarter. I just wanted to get some clarifications on the outlook for next year in particular. Mr. Premji you mentioned that you have seen one of the strongest growth rate this year. I was just wondering going forward, if you were to maintain or even come close to this kind of growth rates again, what is the outlook on the supply side, and in particularly I am wondering not just at the fresh engineering graduates level, but more at the middle management level. Do you have enough people out there to manage the larger team sizes and more quantum of business coming through going forward, to be able to sort of maintain, come close to these kind of growth rates again.

Azim Premji: We have a mix in our recruitment of lateral hires as well as hires from campus, and we that we are able to recruit people which we require for our growth, and I do not see that situation changing significantly over the next four quarters.

Pratik: So basically you are saying that the...

Azim Premji: In fact we are finding that you know 2 of largest people who were hiring from us, we have a net inflow of people over the past one quarter. We have hired back from them more people than they have hired from us over the past one quarter. The reverse flow of people happening, where they are finding that just joining a multinational for the sake of joining a multinational with much higher salary, there is some attribute of disillusionment in terms of the jobs that they do there.

Pratik: Okay, thank you. The other questions I just had was regarding the R&D services business. There seems to be some sort of softening in the technology sector, and they are some, sort of, tentative signs that CIOs are cutting back on their budgets etc. One hand that should probably put more pressure on cost cutting and therefore offshoring, I was just wondering what is the outlook over there, and secondly, if also you could just elaborate on the outlook on the European part of your business.

Vivek Paul: Actually you confuse us, you said the technology business and then you talked about CIOs, which part did you want to talk about.

Pratik: Let’s talk about both actually.

Vivek Paul: Smart answer.

Dr. Rao: I can comment on from the telecom domain. Actually, the driver in this quarter has not been because of cost cutting. In fact we are seeing a lot of new product development initiatives. So while you R&D funding remains to be slightly marginal or flat, but there are lot of new initiatives in new products development taking place, that has what has really given us the growth unlike the primary drivers being cost cutting an year back.

Pratik: Okay.

Girish Paranjpe: Hi, this is Girish Paranjpe. I will try to answer the question on CIOs. Based on the conversation I have had with folks in the industry, it looks like the overall budgets are going to be flat to slightly higher. What is unclear at this movement is what portion of that will get devoted to offshore vendors, but based on success that we have had so far, I have no reason to assume anything will change significantly in that portion of work that we do, and as you are aware in the financial services they kind of decide some of these things on a quarter-to-quarter basis. So, there is only so much that we can see out in the future.

Pratik: Okay, and can I just check on outlook on the European part of your business. Are you seeing any signs of more offshoring over there.

Vivek Paul: I think we are certainly seeing a much greater level of interest in Europe than we have ever because the awareness of offshoring has really risen, and if you look at the European performance for the last quarter, we had a growth in Europe of about 56%. So that has been a very strong growth story for us. Looking out, I think there is nothing we are seeing that says that things should slow down or stop.

Pratik: Okay. Thank you very much.

Moderator: Thank you very much sir. We have our next question from Mr. Elroy Lobo of Kotak.

Elroy Lobo: Yeah, just some questions on your attrition rates in the IT services business. It has been consistently in this band of 17-18% and this is far higher than peers in the industry. If you want to break it down into reasons, either, you know, in terms of quality of recruitment or retention policies, or lateral versus freshers mix. What are the reasons why this attrition rate consistently is higher than the peers.

Bijay Sahoo: This is Bijay Sahoo, I am responsible for HR of the company. Attrition is being measured differently by different companies. So it is very difficult to compare apple to apple. In our case, we think in the month of July-August, attrition was more and in September it has come down, and going forward we think the attrition will come down. We have taken certain actions in terms of merit salary increase and restricted stock units which Mr. Senapaty talked about. We think attrition will come down. And if you ask specifically why it has been 18%, actually the recruitment has gone off and we have strong process of post training, evaluating people, and in that process we have separated something like 1.28% of the people, so that has increased attrition in quarter 2.

Suresh Senapaty: And also just to supplement Elroy, there are some value added services which you have and the hot skill component is quite high, particularly in the R&D area, whether it is telecom or in the engineering and embedded area, and therefore it tends to be a little on the higher side because we have a fairly nice component of revenue coming from R&D services.

Elroy Lobo: Okay. Vivek, if you were to look at your strategy going forward, there are two options which normally exist. One is basically going and looking at business and new verticals like the healthcare division or maybe to that extent even utilities, and other is basically focusing on mining clients in segments which are more amenable to offshoring. What is the strategy that Wipro is following and how do you see the scenario going forward?

Vivek Paul: I think that if you look at the past performance, we have had actually more success in hunting new clients than mining existing clients, and this has been something that we have been pleased with for a long time, and I think that to the extent we can do both, obviously we would clearly benefit. Having said that, I think that one of the things that is an enormous competitive advantage for Wipro is the range of services we have and the go-to-market teams we have build. So I think that we will continue to push to grow our existing accounts, but at the same time, I think lot of our growth will come from continued expansion in verticals and in accreting new accounts. So I cannot say that we have a strategy that says one versus the other, I think we want to do both but if history is any guide, it says we shall have some work to do to mine the existing top 10 clients more than we have.

Elroy Lobo: Coming to you execution efficiencies, are you completely satisfied now with the kind of execution platform you have than what it was in the past when you had some issues on fixed price projects etc., and is there any gap that you still think that needs to be plugged when you benchmark it with peers.

Vivek Paul: Well, I think on a benchmarking with peers perspective, if you hold aside one time impact of fixed price projects where somehow we were just caught napping for a quarter and then that had an impact over many quarters. But I think that if you at productivity, we have really surpassed any of the peers that we benchmarked ourselves, and we are very proud of that. Having said that, I think that we are we looking on an ongoing basis is we are never satisfied with where we are. We think that there is more juice that can be squeezed out of the productivity orange as much as we can go possibly go for it, and so for example we were the first ones to, you know, reach CMM level 5, first ones among six sigma, and now we are the first ones to go after using Lean concepts, which is primarily used in the manufacturing area into software, and we are already beginning to see great results, 10% reduction in cost, 20% reduction in cycle time, and I think that our expectation is that we will never be satisfied with were we are, and we will despite the fact that we benchmark favorably against all of our peers, and we will continue to be the pioneer in usage of new techniques that can set the pace for the industry. And finally I would say in terms of fixing the problems from the past, we actually had a FPP under run this quarter, so clearly the troubles of the past are well behind us.

Elroy Lobo: Thank you.

Lakshminarayana: Can we have a last question Pratibha?

Moderator: Sure sir. Our last question comes from Mr. Depen Shah of Kotak Securities.

Depen Shah: Thank you very much. Hello?

Moderator: Please go ahead sir.

Depen Shah: The questions have been answered. Thank you very much.

Moderator: Thank you very much sir. Would you like to take one more question sir.

Lakshminarayana: Okay, we will take one last question.

Moderator: Sure sir. Our last question comes from Mr. Anupam of HSBC.

Anupam: Congratulations on an excellent quarter. Vivek, question for you. I mean, if you at the all the variables, if you look at utilization, onsite/offshore, excellent volume, pricing, lower depreciation, lower SG&A, I mean consolidation happening in terms of big player gaining smaller losing, all your acquisition in bad period turning around, I mean it is a beautiful purple patch. What worries you?

Vivek Paul: I think that two things, one is we have to keep getting better. So, you know, for example, I think, we could do better on utilization. So I think that we have to keep pushing that. The second is the question that we had on the earlier side, which is on the supply side. You know, ultimately this business is about people. We got to make sure that our attrition does not hurt of customer delivery. We are scaling rapidly. We are adding many more people. As we do that, you know, how do we make sure that does not dilute our quality systems, does not dilute our culture, and on an ongoing basis that a war for talent does not affect our fundamental strength in the operating margin line. So I would say those will be the things that we would focus on.

Anupam: If you look at it from here, I think earlier Wipro has been articulating very pragmatically that these are very high levels of margins, incremental business, the deals getting bigger, I mean, if you cut it this way, if you look at the company your size, and if you look the NASSCOM growth rate for next year. For you guys to growth either you need 100s and 100s of million dollar clients for that incremental growth, or you need to mine your guys more which also means a very high degree of $5 million or $10 million clients. Alternatively, we are at the cusp of going the way the world went in terms of big deals, annuity multi million dollar or a billion dollar deal over 5-6 years. Do you think we are at the verge of that, and if we are, a quick comment on how do you think margins will play out in the near future.

Vivek Paul: First of all I think that in the world of mega deal outsourcing, things have diminished quite a bit. So I think that what we will see is, we will see us continuing to climb the ladder quickly, so you know you talked the TUI deal, that is a multi year, you know, fairly large sized contract. I think that we are going to see more deals like that that come in. I mean, we are very aware of the fact that, you know, as I was saying to our sales team, you know, we are no longer the gazelle that could, you know, chop on a leaf here and there, I mean, we are the elephant, we need a whole bamboo grow everyday to sustain ourselves because otherwise we are not going to be able to grow on this phase. And, so we can’t get excited if we see a leaf somewhere, I mean, we have to hunt and find these things, and you are absolutely right that we have to do a better job on the existing account mining as well. But really, I think that we are going to see a combination of all three, the existing account mining, we are going to see a combination of new accounts continuing to come in because there are still many industries that have been slow to come to this table and in some sense some of the growth has come from industry that had not offshored so far, and regions of the world that had not offshored so far. And the third is that many companies will now begin to give us deal sizes that are committed, guaranteed over many periods of time.

Anupam: Any comment on margins of these deals when the sizes get bigger or do you think it is manageable.

Vivek Paul: You know, we have not seen anything right now that says that new accounts will be at lower margins. In fact, we have maintained so far that every time we announce the quarter earnings, new accounts came in at prices that are higher than existing accounts.

Anupam: Right: One quick question on visas. I think the salary hike which we are giving this year, I mean, what is view going forward. Basically, where I am coming from is, if India had X amount of visas available to them and they got lapped up in a few hours. I mean, no matter how comfortable we are today. It is a clear sign that there is a demand-supply miss match or a potential demand-supply miss match in the offing. Even if it not there for Wipro, I mean, somebody else a lower company to do business will have to hire these laterals with fungible visas. I mean, where do we see the salaries going from after this hike, do you think this is norm now, a 15% hike per annum or is there any other way we can control it.

Vivek Paul: You know, I think that, there are two elements of question, you know, you have, one is that will we see rising attrition in visa holders, because other companies will be desperate to get visa holders, and I think that clearly that is something that we are working with, and we are pretty comfortable that we have got a handle on attrition onsite and offshore in term of not letting that be a run away problem. In addition, we do rely on L1 visas as well, which do not have that gap although they have their own recruitments that we fulfill to the spirit and to the letter. And you know, finally, I think that the advantage of having a presence across of the world is we have the ability to mix some of the people we hire. So for example, whether it is the AXA win we had Australia or the TUI win we had in Europe, I think that we as part of that deal are taking on a few people, not so many that we hurt our margin, but a few people that allows us to provide that interface. So I think that on the visa front, clearly we share the concern, but we are not viewing it as being amongst the top list of concerns. With respect to compensation increases going forward, I think that it is anybody’s guess, but we feel that we are at individual spot right now, where the graduating classes are coming out when they started at a time of technology downturn and as a result the class sizes are contracted. We are today seeing many more kids go into that region, into that space in terms of education, and we think that by 2005-2006 we are going to see this demand supply imbalance correct itself, but really, that is just my crystal ball and could be as smart as anybody else’s.

Anupam: Right. Okay great guys, Congratulations and best of luck to the future.

Vivek Paul: Thank you.

Moderator: Thank you very much sir. At this moment, I would like to hand over the floor back to Wipro for final remarks.

Lakshminarayana: Thank you ladies and gentleman for participating in the call. Should you have missed anything during the call, the audio archive is available on our web site, and we will also be putting up a transcript of this call pretty quickly, and of course should you have any clarification or information, please feel free to call anyone in the investor relations team, and we will be happy to talk to you. Looking forward to talking to again next quarter and have a nice day. Thank you.

Moderator: Ladies and gentleman thank you for choosing CyberBazaar’s conferencing service. That concludes this conference call. Thank you for you participation. You may now disconnect your lines. Thank you and have a nice day.